Exhibit 99.6

Consent of McDaniel & Associates Consultants Ltd.

We hereby consent to the use and reference to our name and our report evaluating Paramount Resources Ltd.’s petroleum and natural gas reserves as at December 31, 2004, and the information derived from our report, as described or incorporated by reference in Paramount Resources Ltd.’s Annual Report on Form 40-F for the year ended December 31, 2004 and Registration Statement on Form F-10 (File No. 333-121260), to be filed with the United States Securities and Exchange Commission.

Sincerely,

McDaniel & Associates Consultants Ltd.

/s/ W.C. Seth

W.C. Seth, P.Eng.
President and Managing Director

March 31, 2005